UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of October 2003

KT Corporation

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

3rd Quarter 2003

Preliminary Earnings Commentary

2

Disclaimer

This material contains estimated information of unaudited non-consolidated preliminary financial and operating data of KT Corporation (`KT` or ‘the company’) as of September 30, 2003 and forward-looking statements with respect to the financial condition, results of operations and business of KT management. Statements that are not historical facts, including statements about KT`s beliefs and expectations, are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other future results or performance expressed or implied by such forward-looking statements. Such forward-looking statements were based on current plan, estimates and perfections of KT and the political and economic environment in which KT will operate in the future and therefore you should not place undue reliance on them.

Therefore, KT does not make any representation or warranty, expressed or implied, as to the accuracy or completeness of the unaudited financial and operating data contained in this material and such information maybe materially different from the actual results or performance of KT. KT speaks only as of the date it is made, and KT undertakes no obligation to update publicly any of them in light of new information or future events.

Please note that under the new net revenue recognition accounting rule, effective from January 1st 2003, net revenue based financial figures of the third quarter of 2002 is provided in this material for discussion and comparative purposes.

The financial and operating data contained in this presentation have been rounded. Since affiliated companies have not finished accounting, estimated figures were used for the equity method gains/losses. KT`s non-consolidated financial statements and report as of September 30, 2003 will be filed with the Korea Financial Supervisory Commission in November 14, 2003.

Final 2nd quarter 2003 figures are provided in the table below, compared with the third quarter preliminary earnings.

(KRW, billion)	2Q 2003 (Final)	2Q 2003 (Preliminary)	Change
Operating Revenues	2,946.8	2,946.8	—
Operating Expenses	2,335.6	2,303.6	32.0
Operating Income(OP Margin)	611.2(20.7%)	643.2(21.8%)	32.0(1.1%P)
EBITDA(EBITDA Margin)	1,198.6(40.7%)	1,214.4(41.2%)	15.8(0.5%P)
Net Income	284.4	325.5	-41.1

If you have any questions in connection with the preliminary earnings, please contact Investor Relations Department of KT Corp.

KT Corporation
Investor Relations
Tel : 82-31-727-0941~6	Fax: 82-31-727-0949
E-mail: minhee@kt.co.kr

Financial Highlights

A. Summary of Balance Sheet

(KRW billion)

Sector	2003 3Q	2002 3Q	2003 3Q / 2002 3Q		2003 2Q	2003 3Q / 2003 2Q
			Amount	☐ %		Amount	☐ %
Total Assets	19,844.5	22,743.0	-2,898.5	-12.7%	20,151.0	-306.5	-1.5%
☐ Current Assets	3,815.2	3,482.6	332.6	9.6%	3,798.4	16.8	0.4%
• Quick Assets	3,743.4	3,439.9	303.5	8.8%	3,731.6	11.8	0.3%
— Cash & Cash Equivalents	954.5	1,072.9	-118.4	-11.0%	1,188.0	-233.5	-19.7%
— Account Receivables	1,867.9	1,910.4	-42.5	-2.2%	1,988.5	-120.6	-6.1%
— Others	921.0	456.6	464.4	101.7%	555.0	366.0	65.9%
• Inventories	71.8	42.7	29.1	68.0%	66.8	5.0	7.5%
☐ Fixed Assets	16,029.3	19,260.4	-3,231.1	-16.8%	16,352.7	-323.4	-2.0%
• Invested Assets	4,659.1	7,359.7	-2,700.6	-36.7%	4,924.1	-265.0	-5.4%
— KTF Shares	2,580.5	2,407.7	172.8	7.2%	2,629.5	-49.0	-1.9%
— KTICOM Shares	0.0	848.0	-848.0	-100.0%	0.0	0.0	—
— SKT Shares	0.0	1,959.3	-1,959.3	-100.0%	0.0	0.0	—
— Deferred Assets	322.2	447.6	-125.4	-28.0%	307.9	14.3	4.6%
— Long-term Loans	621.4	936.1	-314.7	-33.6%	832.9	-211.5	-25.4%
— Others	1,135.0	761.0	374.0	49.2%	1,153.8	-18.8	-1.6%
• Tangible Assets	11,166.6	11,685.2	-518.6	-4.4%	11,219.0	-52.4	-0.5%
• Intangible Assets	203.6	215.5	-11.8	-5.5%	209.6	-5.9	-2.8%
Total Liabilities	12,892.3	13,579.6	-687.3	-5.1%	12,772.7	119.6	0.9%
• Current Liabilities	3,780.9	3,476.5	304.4	8.8%	3,428.7	352.2	10.3%
— Interest-bearing Debts	871.3	1,235.4	-364.1	-29.5%	1,028.4	-157.1	-15.3%
— Accounts Payable	706.6	719.3	-12.7	-1.8%	705.8	0.8	0.1%
— Others	2,203.0	1,521.8	681.2	44.8%	1,694.5	508.5	30.0%
• Long-term Liabilities	9,111.4	10,103.1	-991.7	-9.8%	9,344.0	-232.6	-2.5%
— Interest-bearing Debts	7,212.4	7,748.6	-536.2	-6.9%	7,639.8	-427.4	-5.6%
— Installation Deposit	1,287.6	1,600.9	-313.4	-19.6%	1,331.7	-44.1	-3.3%
— Others	611.4	753.6	-142.1	-18.9%	372.5	238.9	64.1%
Total Shareholders` Equity	6,952.2	9,163.3	-2,211.1	-24.1%	7,378.4	-426.2	-5.8%
• Capital Stock	1,561.0	1,561.0	0.0	0.0%	1,561.0	0.0	0.0%
• Capital Surplus	1,440.3	1,440.3	0.0	0.0%	1,440.3	0.1	0.0%
• Retained Earnings	7,968.1	7,857.8	110.3	1.4%	8,464.6	-496.5	-5.9%
• Capital Adjustment	-4,017.2	-1,695.8	-2,321.4	136.9%	-4,087.5	70.3	-1.7%
— Treasury Stock	-3,962.6	-3,471.0	-491.6	14.2%	-4,056.6	94.0	-2.3%
— Unrealized Gain on Investment	-85.0	1,782.0	-1,867.0	-104.8%	-79.2	-5.8	7.3%
— Others	30.4	-6.7	37.1	-555.5%	48.3	-17.9	-37.1%
Total Interest-bearing Debts	8,083.7	8,984.0	-900.3	-10.0%	8,668.2	-584.5	-6.7%
Net Debts	7,129.2	2,320.3	4,808.9	207.3%	7,480.1	-351.0	-4.7%
Debt/Equity Ratio	102.5%	25.3%	77.2% p		101.4%	1.2% P

B. Summary of Income Statement

(KRW billion)

Sector	2003 3Q	2002 3Q	2003 3Q / 2002 3Q		2003 2Q	2003 3Q / 2003 2Q
			Amount	☐ %		Amount	☐ %
Operating Revenue	2,792.9	2,802.3	-9.5	-0.3%	2,946.8	-153.9	-5.2%
Operating Expense	3,274.8	2,378.5	896.3	37.7%	2,335.6	939.2	40.2%
• Depreciation	639.3	664.5	-25.2	-3.8%	571.2	68.1	11.9%
• Labor	1,509.2	682.6	826.6	121.1%	652.3	856.9	131.4%
• Commission	150.7	142.5	8.3	5.8%	148.1	2.6	1.8%
• Sales Promotion	77.3	47.9	29.4	61.3%	46.3	31.0	66.9%
• Sales Commission	15.1	13.8	1.3	9.1%	30.4	-15.3	-50.4%
• Provision for doubtful accounts	79.6	13.5	66.2	490.8%	60.6	19.0	31.4%
• Advertising	36.6	32.6	4.0	12.3%	43.6	-7.0	-16.0%
• Repairs & Maintenance	103.2	91.5	11.7	12.8%	82.4	20.8	25.3%
• Cost of Goods Sold	25.3	57.3	-32.0	-55.8%	77.6	-52.3	-67.4%
• Cost of Service Provided	445.0	445.0	0.0	0.0%	457.6	-12.7	-2.8%
— Cost of Service	90.6	85.8	4.8	5.6%	131.3	-40.8	-31.0%
— LM Interconnection	290.3	307.5	-17.2	-5.6%	258.1	32.2	12.5%
— Intn`l Settlement	44.8	50.0	-5.2	-10.5%	44.7	0.1	0.2%
— Cost of SI/NI Services	19.4	1.7	17.7	1047.3%	23.5	-4.2	-17.8%
• R&D	53.1	53.4	-0.3	-0.5%	57.5	-4.4	-7.7%
• Others	140.4	134.0	6.4	4.8%	107.9	32.5	30.1%
Operating Income	-481.9	423.8	-905.8	-213.7%	611.2	-1,093.1	-178.8%
Operating Margin	-17.3%	15.1%	-32.4% P		20.7%	-38.0% P
EBITDA	157.4	1,088.3	-930.9	-85.5%	1,182.4	-1,025.0	-86.7%
EBITDA Margin	5.6%	38.8%	-33.2% P		40.1%	-34.5% P
Non-operating Revenue	131.2	146.0	-14.7	-10.1%	83.5	47.8	57.2%
• Gains on Disp. Of Inv. Assets	0.0	0.0	0.0	—	0.0	0.0	—
• Interest Income	19.5	12.0	7.5	62.8%	19.3	0.3	1.4%
• FX Transaction Gain	1.0	5.8	-4.8	-82.1%	1.7	-0.7	-39.7%
• FX Translation Gain	57.3	-27.6	84.9	-307.6%	-12.4	69.7	-561.9%
• USO Fund	11.9	102.8	-90.9	-88.4%	39.5	-27.6	-69.8%
• Others	41.4	53.0	-11.5	-21.8%	35.4	6.0	17.0%
Non-operating Expense	324.4	179.7	144.7	80.5%	143.2	181.3	126.6%
• Interest Expense	106.5	111.7	-5.2	-4.7%	106.4	0.1	0.1%
• FX Transaction Loss	2.1	11.3	-9.2	-81.8%	1.8	0.3	17.7%
• FX Translation Loss	9.9	-15.3	25.2	-164.5%	-65.4	75.2	-115.1%
• Loss on Equity Method	34.4	26.0	8.4	32.2%	28.5	5.9	20.6%
• Loss on Disp. Of Fixed. Assets	15.7	10.6	5.1	48.0%	18.2	-2.5	-13.7%
• Others	156.0	35.4	120.6	340.6%	53.7	102.2	190.4%
Ordinary Income	-675.1	390.1	-1,065.2	-273.0%	551.5	-1,226.6	-222.4%
Income Tax	-178.6	84.4	-263.0	-311.6%	267.1	-445.7	-166.8%
Net Income	-496.5	305.7	-802.2	-262.4%	284.4	-780.9	-274.6%

Operating Results

A. Operating Revenue

Overview

(KRW billion)

Sector	2003 3Q	2002 3Q	2003 3Q / 2002 3Q		2003 2Q	2003 3Q / 2003 2Q
			Amount	☐ %		Amount	☐ %
Operating Revenue	2,792.9	2,802.3	-9.5	-0.3%	2,946.8	-153.9	-5.2%
• Internet	607.4	499.6	107.8	21.6%	597.2	10.2	1.7%
— Broadband	504.5	402.2	102.3	25.4%	488.1	16.4	3.4%
• Telephone	1,152.3	1,213.1	-60.8	-5.0%	1,181.8	-29.5	-2.5%
• Land-to-Mobile	514.0	551.5	-37.5	-6.8%	562.3	-48.4	-8.6%
• Leased Line	309.2	340.6	-31.4	-9.2%	320.6	-11.4	-3.6%
• Other Data	45.7	50.1	-4.4	-8.9%	46.5	-0.8	-1.8%
• Wireless(PCS resale etc.)	134.7	167.7	-33.1	-19.7%	175.5	-40.8	-23.2%
• Satellite	29.2	39.6	-10.4	-26.4%	31.0	-1.8	-5.8%
• Others	53.5	24.5	29.0	118.1%	57.7	-4.1	-7.2%
• Sales Discount	-53.1	-84.5	31.4	-37.2%	-25.9	-27.2	105.0%

•	In the third quarter of 2003, total operating revenue decreased KRW 9.5 billion (0.3%) to KRW 2,792.9 billion, compared to the same period last year. Despite revenue increase in broadband, aided by a continuous subscriber growth, telephone, LM, leased-line, data and wireless(PCS Resale) revenues decreased.

•	Compared to 2Q 2003, total operating revenue decreased KRW 153.9 billion (5.2%). In spite of internet revenue increase boosted by a steady subscriber growth, LM, PCS resale and telephone revenues decreased as a result of a 5.1% LM tariff cut, slowdown in PCS resale and telephone subscriber net addition, respectively.

2. Internet Revenue

(KRW billion)

Sector	2003 3Q	2002 3Q	2003 3Q / 2002 3Q		2003 2Q	2003 3Q / 2003 2Q
			Amount	☐ %		Amount	☐ %
Total Internet Revenue	607.4	499.6	107.8	21.6%	597.2	10.2	1.7%
• Broadband	504.5	402.2	102.3	25.4%	488.1	16.4	3.4%
— Megapass	490.6	400.3	90.3	22.5%	459.5	31.1	6.8%
— Nespot	13.9	1.9	12.1	653.0%	28.6	-14.7	-51.3%
• Kornet	64.9	67.9	-2.9	-4.3%	66.9	-1.9	-2.9%
• Other Internet	37.9	29.5	8.4	28.4%	42.2	-4.3	-10.3%
— IDC	25.3	21.0	4.4	20.9%	22.2	3.1	13.9%
— Bizmeka	5.4	2.0	3.4	168.5%	5.1	0.4	7.2%
— Others	7.1	6.5	0.6	9.3%	14.9	-7.8	-52.3%
Megapass Subscriber No. (`000)	5,525	4,558	967	21.2%	5,392	133	2.5%
Nespot Subscriber No. (`000)	306	55	251	456.4%	260	46	17.7%

•	In the third quarter of 2003, internet revenue grew KRW 107.8 billion (21.6%) to KRW 607.4 billion, compared to the same period last year. The number of Megapass subscribers stood at 5.525 million as the end of September 2003, while the figure for the same period last year was 4.558 million, thanks to VDSL. Since the launch in May 2002, the number of Nespot subscriber reached 306,000 as the end of September 2003 and contributed KRW 13.9 billion in revenue. Other internet, including Bizmeka, application rental service for SME (Small and Medium sized Enterprises), and IDC also contributed other internet revenue to increase by KRW 8.4 billion (28.4%).

•	Internet revenue also improved quarter-on-quarter by KRW 10.2 billion (1.7%). The main driver of the improvement was broadband revenue growth, supported by the number of Megapass and Nespot subscriber growth and other internet revenue growth, especially IDC.

3. Telephone Revenue

(KRW billion)

Sector	2003 3Q	2002 3Q	2003 3Q / 2002 3Q		2003 2Q	2003 3Q / 2003 2Q
			Amount	☐ %		Amount	☐ %
Total Telephone Revenue	1,152.3	1,213.1	-60.8	-5.0%	1,181.8	-29.5	-2.5%
Subscriber Connection	346.2	381.0	-34.8	-9.1%	367.0	-20.8	-5.7%
• Subscription Fee	22.5	51.2	-28.7	-56.1%	39.0	-16.5	-42.4%
• Basic Monthly Fee	287.5	282.0	5.5	1.9%	288.1	-0.7	-0.2%
• Installation	11.0	10.9	0.1	0.8%	13.1	-2.1	-16.3%
• Interconnection	25.0	36.9	-11.9	-32.2%	26.5	-1.5	-5.8%
• Others	0.3	0.0	0.3	1050.8%	0.2	0.1	31.8%
Local	317.4	322.4	-5.0	-1.5%	322.5	-5.1	-1.6%
• Usage	233.5	233.8	-0.3	-0.1%	239.7	-6.2	-2.6%
• Interconnection	36.3	30.2	6.1	20.1%	36.6	-0.3	-0.8%
• Others	47.5	58.3	-10.8	-18.5%	46.1	1.4	3.1%
Domestic Long Distance	233.2	258.9	-25.6	-9.9%	233.1	0.1	0.1%
• Usage	217.7	241.9	-24.2	-10.0%	216.8	0.9	0.4%
• Interconnection	15.3	16.8	-1.5	-9.0%	16.1	-0.8	-5.0%
• Others	0.3	0.1	0.1	83.7%	0.2	0.0	22.1%
International Long Distance	71.2	85.8	-14.6	-17.0%	82.2	-10.9	-13.3%
• Usage	66.3	84.9	-18.6	-21.9%	69.2	-2.9	-4.2%
• Others	4.9	1.0	4.0	403.4%	12.9	-8.0	-61.9%
International Settlement Revenue	35.5	46.2	-10.7	-23.2%	40.0	-4.5	-11.4%
VAS	99.1	33.9	65.1	191.8%	83.8	15.2	18.2%
114 Phone Directory Service	28.1	57.3	-29.3	-51.1%	30.8	-2.7	-8.8%
Public Telephone	21.1	27.2	-6.1	-22.4%	21.7	-0.6	-2.7%
Miscellaneous	0.5	0.4	0.1	16.9%	0.7	-0.2	-29.8%

•	In the third quarter of 2003, telephone revenue totaled KRW 1,152.3 billion, down KRW 60.8 billion (5.0%). It is due to i) a decrease in subscription fee as growth rate of new subscriber and switching subscriber to non-refundable deposit program diminished, and ii) a decrease in international long distance usage. Local and domestic long distance revenues declined due to accounting re-categorization of VAS (Value Added Service). 114 phone directory revenue declined significantly because one-time KRW 33.5 billion was recognized in 3Q 2002 as settlement for 114 phone directory service provided to mobile.

•	Compared to the previous quarter, telephone revenue decreased by KRW 29.5 billion (2.5%) because of decrease in subscriber connection and international long distance revenues.

•	According to the new revenue re-categorization of VAS, some of the revenue in local, DLD, ILD and LM moved to VAS revenue line, resulting KRW 91.1 billion in 3Q, KRW 83.8 billion in 2Q, and KRW 104.4 billion in 1Q.

(KRW billion)

	1Q 2003	2Q 2003	3Q 2003
Revenue before re-categorization	38.7	31.3	38.1
Local ≥ VAS	27.7	19.6	19.4
DLD ≥ VAS	15.6	12.4	15.4
ILD ≥ VAS	11.1	9.3	11.8
LM ≥ VAS	11.4	11.4	14.4
Revenue after re-categorization	104.4	83.8	99.1

4. LM (Land to Mobile) Interconnection Revenue

(KRW billion)

Sector	2003 3Q	2002 3Q	2003 3Q / 2002 3Q		2003 2Q	2003 3Q / 2003 2Q
			Amount	☐ %		Amount	☐ %
LM Revenue	514.0	551.5	-37.5	-6.8%	562.3	-48.4	-8.6%
LM Interconnection cost	290.3	307.5	-17.2	-5.6%	258.1	32.2	12.5%

•	Due to a 5.1% tariff cut and 6 minute free call for 5 months starting July 1st, 2003 LM revenue totaled KRW 514.0 billion, decrease of KRW 37.5 billion (6.8%) over 3Q 2002 and 48.4 billion (8.6%) over 2Q 2003.

•	Compared to the same period last year, LM interconnection cost decreased by KRW 17.2 billion (5.6%) due to a 10.3% LM interconnection rate cut, effective from January 2003. On the other hand, LM interconnection cost increased by KRW 32.2 billion (12.5%) over 2Q 2003, because of actual settlement adjustment of LM interconnection cost among operators.

* Journalization method of LM interconnection cost: It takes about 2 months for operators to settle the volume of LM traffic; therefore, KT estimates LM interconnection cost reflecting historical traffic at the time of quarterly closing and makes appropriate adjustments next quarter.

5. Leased Line Revenue

(KRW billion)

Sector	2003 3Q	2002 3Q	2003 3Q / 2002 3Q		2003 2Q	2003 3Q / 2003 2Q
			Amount	☐ %		Amount	☐ %
Total Leased Line Revenue	309.2	340.6	-31.4	-9.2%	320.6	-11.4	-3.6%
• Local	166.8	178.7	-12.0	-6.7%	167.8	-1.1	-0.6%
• Domestic Long Distance	123.3	138.1	-14.7	-10.7%	129.4	-6.1	-4.7%
• Intn`l Long Distance	13.0	16.1	-3.1	-19.2%	17.3	-4.3	-24.7%
• Broadcasting & Others	6.1	7.7	-1.6	-20.8%	6.1	0.0	0.0%

•	Leased line revenue totaled KRW 309.2 billion in the third quarter of 2003. It decreased by KRW 31.4 billion (9.2%) over 3Q 2002 and KRW 11.4 billion (3.6%) over 2Q 2003. The main drivers are declining demands for leased line, and lines subscribed by SKT switched to SKT`s internal network, SK group switched to SK Global`s and Dacom switched to Powercom`s.

6. Other Data Revenue

(KRW billion)

Sector	2003 3Q	2002 3Q	2003 3Q / 2002 3Q		2003 2Q	2003 3Q / 2003 2Q
			Amount	☐ %		Amount	☐ %
Other Data Revenue	45.7	50.1	-4.4	-8.9%	46.5	-0.8	-1.8%
• Dial-up (014xy)	1.8	5.4	-3.6	-66.3%	2.2	-0.4	-18.5%
• Packet Data	8.4	13.1	-4.7	-35.8%	9.7	-1.2	-12.7%
• EDI	5.6	5.3	0.2	4.2%	5.3	0.2	4.7%
• Others (ATM etc.)	29.8	26.2	3.6	13.9%	29.2	0.6	2.0%

•	Data revenue for 3Q 2003 totaled KRW 45.7 billion, a decrease of KRW 4.4 billion (8.9%) over 3Q 2002 and KRW 0.8 billion (1.8%) over 2Q 2003. ATM revenue increase was offset by the substitution trend of dial-up and packet data to broadband.

7. Wireless Revenue

(KRW billion)

Sector	2003 3Q	2002 3Q	2003 3Q / 2002 3Q		2003 2Q	2003 3Q / 2003 2Q
			Amount	☐ %		Amount	☐ %
Total Wireless Revenue	134.7	167.7	-33.1	-19.7%	175.5	-40.8	-23.2%
☐ PCS Resale	133.5	167.3	-33.7	-20.2%	174.0	-40.5	-23.3%
• PCS Service	122.6	108.1	14.5	13.4%	129.5	-6.9	-5.3%
• Handset Sales	10.9	59.2	-48.2	-81.5%	44.6	-33.6	-75.5%
☐ Other Wireless Revenue	1.1	0.5	0.7	145.8%	1.4	-0.3	-20.4%
PCS Resale Expense	85.9	95.5	-9.6	-10.0%	99.1	-13.2	-13.3%
• Cost of Handset	23.5	55.1	-31.6	-57.4%	50.6	-27.1	-53.6%
• Interconnection Fee to KTF	62.4	40.4	22.1	54.6%	48.6	13.9	28.6%
Resale subscribers (`000)	1,573	1,391	182	13.1%	1,655	-82.0	-5.0%

•	Wireless revenue decreased KRW 33.1 billion (19.7%) to KRW 134.7 billion. Although PCS service revenue increased, aided by a rising number of accumulated subscribers decrease in subscriber net addition contributed the revenue to fall.

•	Compared to the previous quarter, it decreased by KRW 40.8 billion (23.2%) as PCS resale subscriber net addition slowed down.

8. Satellite Revenue

(KRW billion)

Sector	2003 3Q	2002 3Q	2003 3Q / 2002 3Q		2003 2Q	2003 3Q / 2003 2Q
			Amount	☐ %		Amount	☐ %
Total Satellite Revenue	29.2	39.6	-10.4	-26.4%	31.0	-1.8	-5.8%

•	In the third quarter of 2003, satellite revenue declined 10.4 billion (26.4%) over 3Q 2002 and KRW 1.8 billion (5.8%) over 2Q 2003 due to a decrease in transmission satellite service.

9. Other Revenue

(KRW billion)

Sector	2003 3Q	2002 3Q	2003 3Q / 2002 3Q		2003 2Q	2003 3Q / 2003 2Q
			Amount	☐ %		Amount	☐ %
Other Revenue	53.5	24.5	29.0	118.1%	57.7	-4.1	-7.2%
• SI/NI	19.2	2.9	16.3	569.5%	24.7	-5.5	-22.4%
• Real Estate	11.8	0.0	11.8	—	11.2	0.6	5.0%

•	Compared to the same period last year, other revenue for 3Q 2003 increased KRW 29.0 billion to KRW 53.5 billion, benefited by revenue increase in SI/NI (System Integration and Network Integration) by KRW 16.3 billion and real estate by KRW 11.8 billion. However, it decreased by KRW 4.1 billion (7.2%) compared to the previous quarter, due to a decrease in SI/NI revenue by 5.5 billion (22.4%).

B. Operating Expenses

1. Overview

•	As a result of employee reduction by 5,500 or 12.6% in September 2003 through early retirement program, one-off ERP payment of KRW 831.5 billion (KRW 150 million is paid on average per retiree) was journalized in the third quarter and resulted operating loss of KRW 481.9 billion in 3Q 2003.

•	In the third quarter of 2003 total operating expense increased KRW 896.3 billion (37.7%) to KRW 3,274.8 billion compared to the same period last year, mainly driven by rising costs, such as labor cost by KRW 826.6 billion, sales promotion cost by KRW 29.4 billion, provision for doubtful accounts by 66.2 billion. On the other hand, depreciation cost, and cost of goods sold decreased by KRW 25.2 billion, KRW 32.0 billion, respectively.

•	Compared to the previous quarter, it increased by KRW 939.2 billion (40.2%), due to increase in labor cost, depreciation cost, repairs & maintenance cost, sales promotion, provision for doubtful accounts by KRW 856.9 billion, KRW 68.1 billion, KRW 20.8 billion, KRW 31.0 billion, KRW 19.0 billion. However, sales commission and cost of goods sold fell by KRW 15.3 billion, KRW 52.3 billion, respectively.

2. Labor Expense

(KRW billion)

Sector	2003 3Q	2002 3Q	2003 3Q / 2002 3Q		2003 2Q	2003 3Q / 2003 2Q
			Amount	☐ %		Amount	☐ %
Total Labor Expense	1,509.2	682.6	826.6	121.1%	652.3	856.9	131.4%
Total Labor Expense less Retirement Allowance	623.9	625.1	-1.2	-0.2%	599.0	24.9	4.2%
• Salaries & Wages	452.9	447.2	5.7	1.3%	467.2	-14.2	-3.0%
— Salaries	282.6	269.8	12.8	4.7%	285.4	-2.8	-1.0%
— Wages	169.2	176.6	-7.4	-4.2%	180.6	-11.3	-6.3%
* Performance-based Bonus	109.5	87.2	22.2	25.5%	119.1	-9.6	-8.1%
* Monthly & Annual Leave Compensation	15.5	39.7	-24.2	-61.0%	11.6	3.9	33.5%
— Miscellaneous	1.1	0.8	0.3	40.9%	1.2	-0.1	-11.6%
• Employee Benefits	171.0	177.9	-6.9	-3.9%	131.8	39.2	29.7%
— Bonus	39.1	71.6	-32.6	-45.4%	38.3	0.8	2.0%
• Retirement Allowance	885.3	57.5	827.8	1439.4%	53.3	832.0	1561.4%

•	As provided, employee fringe benefit and performance-based bonus (`bonus`) for 2003 was reduced by 95% compared to 2002`s. In addition to to reduce quarterly cost fluctuation, the labor cost is equally distributed from this year.

☐ Annual Bonus Payment Schedule (100% equals to one month`s basic salary)

Year	Types of benefit	1Q	2Q	3Q	4Q	Total
2002	Employee fringe benefit	100%	—	100%	—	200%
	Performance-based benefit	50%	250%	100%	150%	550%
2003	Employee fringe benefit	50%	50%	50%	50%	200%
	Performance-based benefit	113.7%	113.7%	113.7%	113.7%	455%

•	Due to 5,500 employee reduction through ERP labor cost increased KRW 826.6 billion (121.1%) to KRW 1,509.2 billion over 3Q 2002; however, if this one-off expense effect was eliminated, the total labor expense decreased by KRW 1.2 billion (0.2%). KRW 1.2 billion decrease was caused by voluntary use of monthly & annual leave compensation and employee benefit decreased due to a cut in payment rate.

•	Compared to the previous quarter, total labor cost increased by KRW 24.9 billion (4.2%) as a result of an increase in employee benefit by KRW 39.2 billion due to ESOP (Employee Stock Ownership Program). However, the salary decreased by KRW 14.2 billion (3.0%) as number of employees reduced to 38,251 from 43,751.

3. Depreciation Cost

•	In accordance with management`s effort to reduce CAPEX, depreciation cost for 3Q 2003 compared to 3Q 2002 decreased KRW 25.2 billion (3.8%) to KRW 639.3 billion; however it increased by KRW 68.1 billion (11.9%) due to a rising trend of CAPEX spending toward the end of year.

4. Commissions

(KRW billion)

Sector	2003 3Q	2002 3Q	2003 3Q / 2002 3Q		2003 2Q	2003 3Q / 2003 2Q
			Amount	☐ %		Amount	☐ %
Total Commission	150.7	142.5	8.3	5.8%	148.1	2.6	1.8%
• Commissions to KT Linkus	30.2%	36.1%	-5.9%	16.3%	30.1%	0.1	0.2%
• Commissions to 114 Phone Directory	31.0	30.5	0.5	1.6%	31.0	0.0	0.0%
• Commissions to Call Center	27.0	20.2	6.7	33.3%	32.9	-5.9	-18.0%
• Others	62.5	55.6	6.9	12.5%	54.1	8.5	15.6%

•	In the third quarter of 2003, commission expense recorded KRW 150.7 billion. Compared to the same period last year, it increased by KRW 8.3 billion (5.8%), due to a rise in outsourcing to improve operational efficiency and customer satisfaction and it also increased KRW 2.6 billion (1.8%) over 2Q 2003, due to more emphasize accounts receivable collection.

5. Sales Promotion

(KRW billion)

Sector	2003 3Q	2002 3Q	2003 3Q / 2002 3Q		2003 2Q	2003 3Q / 2003 2Q
			Amount	☐ %		Amount	☐ %
• Sales Promotion	77.3	47.9	29.4	61.3%	46.3	31.0	66.9%
• Sales Commission	15.1	13.8	1.3	9.1%	30.4	-15.3	-50.4%
• Provision for doubtful accounts	79.6	13.5	66.2	490.8%	60.6	19.0	31.4%
• Advertising	36.6	32.6	4.0	12.3%	43.6	-7.0	-16.0%

•	Sales promotion increased KRW 29.4 billion (61.3%) over 3Q 2002 and KRW 31.0 billion (66.9%) over 2Q 2003 to enhance broadband and promote new service rollout, such as wireless LAN.

•	Sales commission increased by KRW 1.3 billion (9.1%) over 3Q 2002 due to more use of sales agents; however, it decreased by KRW 15.3 billion (50.4%), as commission payment lessened due to slowing down in subscriber growth.

•	In the third quarter of 2003 provision for doubtful accounts increased KRW 66.2 billion to KRW 79.6 billion compared to a year ago, mainly due to a rising accounts receivable overdue as economy weakened and rate increase in provision for doubtful accounts from 14.5% to 15.0%.

6. Repairs & Maintenance

(KRW billion)

Sector	2003 3Q	2002 3Q	2003 3Q / 2002 3Q		2003 2Q	2003 3Q / 2003 2Q
			Amount	☐ %		Amount	☐ %
• Repairs & Maintenance	103.2	91.5	11.7	12.8%	82.4	20.8	25.3%

•	Among CAPEX declining trend, repairs and maintenance cost is increasing to improve quality of service. It increased by KRW 11.7 billion (12.8%) over 3Q 2002 and KRW 20.8 billion (25.3%) over 2Q 2003.

7. Cost of Goods Sold

(KRW billion)

Sector	2003 3Q	2002 3Q	2003 3Q / 2002 3Q		2003 2Q	2003 3Q / 2003 2Q
			Amount	☐ %		Amount	☐ %
Cost of Goods Sold	25.3	57.3	-32.0	-55.8%	77.6	-52.3	-67%
• PCS Handset Cost	23.5	55.1	-31.6	-57.4%	50.6	-27.1	-53.6%
• Notebook	0.2	0.0	0.2	—	13.7	-13.5	-98.7%
• PDA	-5.0	0.0	-5.0	—	10.5	-15.5	-147.6%
• Wireless LAN Card	4.0	1.6	2.5	156.7%	2.5	1.5	59.7%
• Others	2.6	0.6	2.0	339.9%	0.3	2.3	711.5%

•	Cost of goods sold for this quarter amounted to KRW 25.3 billion, a decrease of KRW 32.0 billion (55.8%) over 3Q 2002, due to a decline in PCS handset purchase as PCS resale subscriber net addition slowed down.

•	Compared to the previous quarter, it decreased by KRW 52.3 billion (67.0%), driven by decrease in PCS handset, notebook and PDA purchases.

8. Cost of Service Provided

(KRW billion)

Sector	2003 3Q	2002 3Q	2003 3Q / 2002 3Q		2003 2Q	2003 3Q / 2003 2Q
			Amount	☐ %		Amount	☐ %
Cost of Service Provided	445.0	445.0	0.0	0.0%	457.6	-12.7	-2.8%
• Cost of Service	90.6	85.8	4.8	5.6%	131.3	-40.8	-31.0%
— PCS Resale Network Cost to KTF	62.4	40.4	22.1	54.6%	48.6	13.9	28.6%
— B&A Service Cost	0.5	17.7	-17.2	-97.0%	35.2	-34.7	-98.5%
— Others	27.6	27.7	-0.1	-0.3%	47.5	-19.9	-41.9%
• SI/NI Service Cost	19.4	1.7	17.7	1047.3%	23.5	-4.2	-17.8%
• International Settlement Cost	44.8	50.0	-5.2	-10.5%	44.7	0.1	0.2%
• LM Interconnection Cost	290.3	307.5	-17.2	-5.6%	258.1	32.2	12.5%

•	In the third quarter of 2003 cost of service provided recorded KRW 445.0 billion. Although LM interconnection cost and B&A service cost declined, PCS resale network cost to KTF and SI/NI service cost increased by KRW 22.1 billion and KRW 17.7 billion, respectively.

•	Compared to the previous quarter, it decreased by KRW 12.7 billion (2.8%) because of B&A and SI/NI service cost reductions.

C. Non-Operating Revenue

(KRW billion)

Sector	2003 3Q	2002 3Q	2003 3Q / 2002 3Q		2003 2Q	2003 3Q / 2003 2Q
			Amount	☐ %		Amount	☐ %
Non-operating Expense	324.4	179.7	144.7	80.5%	143.2	181.3	126.6%
• Gains on Disp. Of Inv. Assets	0.0	0.0	0.0	—	0.0	0.0	—
• Interest Income	19.5	12.0	7.5	62.8%	19.3	0.3	1.4%
• FX Transaction Gain	1.0	5.8	-4.8	-82.1%	1.7	-0.7	-39.7%
• FX Translation Gain	57.3	-27.6	84.9	-307.6%	-12.4	69.7	-561.9%
• USO Fund	11.9	102.8	-90.9	-88.4%	39.5	-27.6	-69.8%
• Others	41.4	53.0	-11.5	-21.8%	35.4	6.0	17.0%

•	Non-operating revenue for 3Q 2003 decreased KRW 14.7 billion (10.1%) to KRW 131.2 billion over 3Q 2002, because interim USO fund (Universal Service Obligation Fund) settlement was not made yet in a reaction to government announcement on a revision of USO fund system in July 2003. However, KT benefited foreign exchange (FX) translation gain of KRW 84.9 billion due to depreciation of Korean won.

-	Exchange rate:

KRW 1,193.1 as of June 30, 2003 ñ KRW 1,150.2 as of September 20, 2003

-	FX exposure to net debt amounted to US$ 1,132 million as of September, 2003

•	Compared to last quarter, it increased by KRW 47.8 billion (57.2%) due to FX translation gain of KRW 69.7 billion.

D. Non-Operating Expenses

(KRW billion)

Sector	2003 3Q	2002 3Q	2003 3Q / 2002 3Q		2003 2Q	2003 3Q / 2003 2Q
			Amount	☐ %		Amount	☐ %
Non-operating Expense	324.4	179.7	144.7	80.5%	143.2	181.3	126.6%
• Interest Expense	106.5	111.7	-5.2	-4.7%	106.4	0.1	0.1%
• FX Transaction Loss	2.1	11.3	-9.2	-81.8%	1.8	0.3	17.7%
• FX Translation Loss	9.9	-15.3	25.2	-164.5%	-65.4	75.2	-115.1%
• Loss on Equity Method	34.4	26.0	8.4	32.2%	28.5	5.9	20.6%
• Loss on Disp. Of Fixed. Assets	15.7	10.6	5.1	48.0%	18.2	-2.5	-13.7%
• Others	156.0	35.4	120.6	340.6%	53.7	102.2	190.4%

•	Non-operating expense for this quarter increased KRW 144.7 billion (80.5%) over 3Q 2002 and KRW 181.3 billion (126.6%) over 2Q 2003 to KRW 324.4 billion. The is mainly because of regular tax audit conducted by National Tax Service every 5 years, which resulted in 62.1 billion addition tax.

E. Net Income

(KRW billion)

Sector	2003 3Q	2002 3Q	2003 3Q / 2002 3Q		2003 2Q	2003 3Q / 2003 2Q
			Amount	☐ %		Amount	☐ %
Income Before Tax	-675.1	390.1	-1,065.2	-273.1%	551.5	-1226.6	181.7%
• Income Tax	-178.6	84.4	-263.0	-311.6%	267.1	-445.7	249.6%
• Effective Tax Rate	26.5%	21.6%	4.8% P		48.4%	-22.0% P
Net Income	-496.5	305.7	-802.2	-262.4%	284.4	-780.9	-274.6%

•	In the third quarter this year income before tax recorded <KRW 675.1 billion and net loss of KRW 496.5 billion applying effective tax rate of 26.0%.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 31, 2003

KT Corporation

By: /s/ Wha Joon Cho

Name: Wha Joon Cho

Title: Managing Director